SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 23, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

City of Buenos Aires, September 23rd 2010

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please find attached hereto a copy of Notice C.R. 185.982 issued by the Buenos Aires Stock Exchange and the answer filed with such entity on the date hereof.

Sincerely,

Roberto J. Eilbaum
Director
Banco Macro S.A.

Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

September 21st 2010.
Please make reference to: Notice C.R. 185982.

To
the Chairman of
BANCO MACRO S.A.
Jorge Horacio Brito
Sarmiento 731
Ciudad Autónoma de Buenos Aires

Re.: Acquisition of Shares of Banco Privado de Inversiones S.A.

Dear Mr. Brito,

I write to you in connection with the above captioned matter, which originated your letter dated 09-20-2010.

In that respect, and in order to comply with all the provisions set forth in section 23, subsection b), paragraph 3) of the Rules and Regulations for the Listing of Shares in the Buenos Aires Stock Exchange in connection with the purchase of participating interests in other companies, any time such acquisition implies assuming the control, and by virtue of the reference made in such provisions to section 58, subsection 7) of that same Rules and Regulations, I kindly request you to send us two copies of the financial statements for the last three fiscal years of Banco Privado de Inversiones S.A., including as well the list of members of such company’s managing and supervisory bodies and a detailed description of the credits and debts held with such company, in order to make such information available to the investors in general.

Sincerely,

Nora Ramos
Head of Negotiable Instruments and Technical Department

Buenos Aires, September 23rd 2010

To
Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)
Sarmiento 299, 2nd Floor
City of Buenos Aires

Att n.:	Nora Ramos
Head of Negotiable Instruments and Technical Department

Re.:	Notice C.R. 185982
Acquisition of Shares of Banco Privado de Inversiones S.A. (BPI)

I write to you in connection with the matter of the reference and, as requested in such notice, I attach hereto two sets of copies duly certified by notary public of the financial statements of BPI for the last three fiscal years of such company.

In addition, please be advised that:

1) The board of directors and the supervisory committee of BPI are composed as follows:

TITLE	NAME AND SURNAME
PRESIDENT	Jorge Horacio Brito
VICE PRESIDENT	Delfin Jorge Ezequiel Carballo
REGULAR DIRECTOR	Jorge Pablo Brito
REGULAR DIRECTOR	Luis Carlos Cerolini
REGULAR DIRECTOR	Juan Pablo Brito Devoto
REGULAR DIRECTOR	Marcos Brito
REGULAR DIRECTOR	Constanza Brito
ALTERNATE DIRECTOR	Ernesto Eduardo Medina
ALTERNATE DIRECTOR	Maria Milagro Medrano
REGULAR SYNDIC	Alejandro Almarza
REGULAR SYNDIC	Santiago Marcelo Maidana
REGULAR SYNDIC	Leonardo Pablo Cortigiani
ALTERNATE SYNDIC	Carlos Javier Piazza
ALTERNATE SYNDIC	Horacio Della Rocca
ALTERNATE SYNDIC	Alejandro Carlos Piazza

2) As to the credits and debts of Banco Macro with BPI as of September 20th 2010, please be informed that:

a) There are no credits.

b) The debt with BPI for transactions in checking accounts is as follows:

* Checking account in pesos No. 454009401772998 held by BPI in Banco Macro, balance: AR $36,563.60
* Checking account in US dollars No.  254009401820048 opened and held by BPI in Banco Macro, balance: US $9,712.50

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 23, 2010

MACRO BANK INC.

By:	/s/ Roberto J. Eilbaum
Name: Roberto J. Eilbaum
Title: Director